Exhibit 99.1

CONTACT
DR. REDDY’S LABORATORIES LTD.	INVESTOR RELATIONS	MEDIA RELATIONS
8-2-337, Road No. 3, Banjara Hills,	SAUNAK SAVLA	CALVIN PRINTER
Hyderabad - 500034. Telangana, India.	saunaks@drreddys.com	calvinprinter@drreddys.com
	(Ph: +91-40-4900 2135)	(Ph: +91-40-4900 2121)

Dr. Reddy’s Q2 and H1 FY18 Financial Results

Q2 Revenues at Rs. 35.5 Bn	H1 Revenues at Rs. 68.6 Bn

[QoQ growth: 7%; YoY decline: 1%]	[YoY growth: 1%]

Q2 EBITDA at Rs. 6.9 Bn	H1 EBITDA at Rs. 10.2 Bn

[19.4% of Revenues]	[14.9% of Revenues]

Hyderabad, India, October 31, 2017: Dr. Reddy’s Laboratories Ltd. (BSE: 500124 | NSE: DRREDDY | NYSE: RDY) today announced its consolidated financial results for the second quarter and half year ended September 30, 2017 under International Financial Reporting Standards (IFRS).

Q2 FY18: Key Highlights

•	Revenues at Rs. 35.5 billion [QoQ growth: 7%; YoY decline: 1%]

•	Gross Profit Margin at 53.3% [Q1 FY18: 51.6%; Q2FY 17: 56.0%]

•	Research & Development (R&D) spend at Rs. 4.2 billion. [11.8% of Revenues]

•	Selling, general & administrative (SG&A) expenses at Rs. 11.0 billion [YoY decrease: 6%]

•	EBITDA at Rs. 6.9 billion [19.4% of Revenues]

•	Profit after tax at Rs. 2.8 billion [8.0% of Revenues]

H1 FY18: Key Highlights

•	Revenues at Rs. 68.6 billion [YoY growth: 1%]

•	Gross Profit Margin at 52.5% [H1 FY17: 56.1%]

•	Research & Development (R&D) spend at Rs. 9.3 billion. [13.5% of Revenues]

•	Selling, general & administrative (SG&A) expenses at Rs. 22.8 billion [YoY decrease: 5%]

•	EBITDA at Rs. 10.2 billion [14.9% of Revenues]

•	Profit after tax at Rs. 3.4 billion [5.0% of Revenues]

Commenting on the results, CEO and Co-chairman, G.V. Prasad said, “Healthy performances in India, Emerging Markets, Europe and PSAI businesses, as well as continued focus on cost control, have contributed to sequential growth in our topline as well as bottom line, with an EBITDA increase of 105% over the previous quarter.

Looking ahead, we expect to see results from products launched in the U.S. during the first half of this fiscal. We will continue to focus on the launching of new products, as well as on improving operational efficiencies and quality management systems across the company.”

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = Rs. 65.30

Dr. Reddy’s Laboratories Limited and Subsidiaries

Consolidated Income Statement

Particulars	Q2 FY 18			Q2 FY 17			Growth
	($)	(Rs.)%		($)	(Rs.)%		%
Revenues	543	35,460	100.0	549	35,857	100.0	(1)
Cost of revenues	254	16,559	46.7	241	15,760	44.0	5
Gross profit	289	18,901	53.3	308	20,097	56.0	(6)
Operating Expenses
Selling, general & administrative expenses	169	11,032	31.1	180	11,774	32.8	(6)
Research and development expenses	64	4,175	11.8	80	5,214	14.5	(20)
Other operating expense / (income)	(2)	(114)	(0.3)	(4)	(277)	(0.8)	(59)
Results from operating activities	58	3,808	10.7	52	3,386	9.4	12
Finance expense / (income), net	0	24	0.1	(6)	(365)	(1.0)
Share of (profit) of equity accounted investees, net of income tax	(1)	(92)	(0.3)	(1)	(84)	(0.2)	10
Profit before income tax	59	3,876	10.9	59	3,835	10.7	1
Income tax expense	16	1,027	2.9	14	885	2.5	16
Profit for the period	44	2,849	8.0	45	2,950	8.2	(3)

Diluted EPS	0.26	17.15		0.27	17.76		(3)

EBITDA Computation

Particulars	Q2 FY 18		Q2 FY 17
	($)	(Rs.)	($)	(Rs.)
Profit before income tax	59	3,876	59	3,835
Interest (income) / expense net*	1	72	(5)	(329)
Depreciation	32	2,078	29	1,897
Amortization	13	862	15	950
Impairment	-	-	1	67
EBITDA	105	6,888	98	6,420
EBITDA (% to sales)		19.4		17.9

* - Includes income from Investments

Key Balance Sheet Items

Particulars	As on 30th Sep 17		As on 30th June 17
	($)	(Rs.)	($)	(Rs.)

Cash and cash equivalents and Other current Investments	257	16,793	223	14,572
Trade receivables	646	42,203	630	41,140
Inventories	413	26,998	430	28,095
Property, plant and equipment	887	57,905	882	57,611
Goodwill and Other Intangible assets	760	49,634	744	48,564
Loans and borrowings (current & non-current)	822	53,668	773	50,462
Trade payables	217	14,193	203	13,225
Equity	1,866	1,21,840	1,890	1,23,423

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = Rs. 65.30

Revenue Mix by Segment [Year on year]

Particulars	Q2 FY 18			Q2 FY 17			Growth
	($)	(Rs.)%		($)	(Rs.)%		%

Global Generics	438	28,618	81%	444	28,995	81%	-1
North America		14,318			16,134		-11
Europe*		2,424			1,776		36
India		6,370			6,251		2
Emerging Markets#		5,506			4,834		14
PSAI	87	5,654	16%	89	5,784	16%	-2
North America		962			1,135		-15
Europe		1,938			2,095		-7
India		436			575		-24
Rest of World		2,318			1,979		17
Proprietary Products & Others	18	1,188	3%	17	1,078	3%	10
Total	543	35,460	100%	549	35,857	100%	-1

Revenue Mix by Segment [Sequential]

Particulars	Q2 FY 18			Q1 FY 18			Growth
	($)	(Rs.)%		($)	(Rs.)%		%

Global Generics	438	28,618	81	420	27,455	83%	4
North America		14,318			14,946		-4
Europe*		2,424			2,075		17
India		6,370			4,687		36
Emerging Markets#		5,506			5,747		-4
PSAI	87	5,654	16	71	4,651	14%	22
North America		962			779		23
Europe		1,938			1,863		4
India		436			288		51
Rest of World		2,318			1,721		35
Proprietary Products & Others	18	1,188	3	16	1,053	3%	13
Total	543	35,460	100%	508	33,159	100%	7

*	Europe primarily includes Germany, UK and out licensing sales business
#	Emerging Markets refers to Russia, other CIS countries, Romania and Rest of the World markets including Venezuela

Segmental Analysis

Global Generics (GG)

Revenues from GG segment at Rs. 28.6 billion, year-on-year marginal decline of 1%; decline primarily on account of lower contribution from North America offset by increased contribution from Europe, India and Emerging Markets.

•	Revenues from North America at Rs. 14.3 billion. Year-on-year decline of 11%, primarily on account of higher price erosions due to channel consolidation and increased competition in some of our key products namely Valgancyclovir, Azacitidine, Esomeprazole, etc.

During the quarter we launched 4 new products i.e. Sevelamer Carbonate, Cefixime OS, Bupropion XL and Metaxalone tabs. Since Sevelamer carbonate was launched post the cut-off date for revenue recognition, no sales have been recorded during the quarter.

As of 30th September 2017, cumulatively 103 generic filings are pending for approval with the USFDA (100 ANDAs and 3 NDAs under 505(b)(2) route). Of these 100 ANDAs, 60 are Para IVs out of which we believe 28 have ‘First to File’ status.

•	Revenues from Emerging Markets at Rs. 5.5 billion, year-on-year growth of 14%.

-	Revenues from Russia at Rs. 3.2 billion, year-on-year growth of 20%. In constant currency i.e. in Ruble terms year-on-year growth of 13%. Growth driven by higher volume uptake in base business and new products.

-	Revenues from other CIS countries and Romania market at Rs. 0.9 billion, year-on-year growth of 3%.

-	Revenues from Rest of World (RoW) territories at Rs. 1.4 billion, year-on-year growth of 9%.

•	Revenues from India at Rs. 6.4 billion, year-on-year growth of 2%. Partial recovery was witnessed in the inventory holding by the channel post the transition to the GST regime. Pre-GST transition, the reported numbers included the excise duty component with a corresponding charge in the income statement. Post the transition, revenues reported are lower to the extent of the ED component, though it’s a profit neutral adjustment. Normalizing for this and some other transition related adjustments, the comparable year-on-year growth would be around 10%.

•	Revenues from Europe at Rs. 2.4 billion, year-on-year growth of 37%. Growth primarily driven by new launches and volume uptake in some of the key products.

Pharmaceutical Services and Active Ingredients (PSAI)

•	Revenues from PSAI at Rs. 5.7 billion, year-on-year decline of 2%. On a sequential basis revenues registered a growth of 22% aided by improved order flow and supply situations

•	During the quarter, 16 DMFs were filed globally of which 2 were in the US. The cumulative number of DMF filings as of 30th September, 2017 was 780.

Income Statement Highlights:

•	Gross profit margin at 53.3% and declined by ~270 bps over that of previous year, decline primarily on account of higher price erosions due to channel consolidation and increased competitive intensity in some of our key molecules in the US. Gross profit margin for GG and PSAI business segments are at 59.2% and 19.6% respectively.

Gross profit margins improved 170 bps sequentially, aided by favorable manufacturing overheads leverage (higher revenues and lower overheads).

•	SG&A expenses at Rs. 11.0 billion, a decrease of 6% both year-on-year and sequentially. In Q2 FY17 the company had accrued a potential liability of Rs. 344 million towards NPPA provision. After adjusting the base, the marginal decline is primarily on account of prudent control on spend.

•	Research & development expenses at Rs. 4.2 billion. As % to Revenues- Q2 FY18: 11.8% | Q1 FY 18: 15.3% | Q2 FY17: 14.5%]. Compared to the trend, spend is lower partially on account of deferment in some of the milestone related payments to subsequent quarters. Focus continues on building complex generics, biosimilars and differentiated products pipeline.

•	Net Finance expense at Rs. 24 million compared to the net finance income of Rs. 365 million in Q2FY17. The incremental expense of Rs. 389 million is on account of:

-	Net foreign exchange gain of Rs. 47 million in the current quarter vs net foreign exchange gain of Rs. 37 million in the previous year

-	Decrease in profit on sales of investments by Rs. 289 million.

-	Net increase in interest expense of Rs. 110 million.

•	Profit after Tax at Rs. 2.8 billion

•	Diluted earnings per share is at Rs. 17.15

•	Capital expenditure is at Rs. 2.8 billion.

Earnings Call Details (06:30 pm IST, 09:00 am EDT, October 31, 2017)

The Company will host an earnings call to discuss the performance and answer any questions from participants. This call will be accessible through an audio dial-in and a web-cast.

Audio conference Participants can dial-in on the numbers below

Primary number:		91 22 3960 0616
Secondary number:		91 22 6746 5826
International Toll Free Number	USA	18667462133
	UK	08081011573
	Singapore	8001012045
	Hong Kong	800964448

Playback of call:	91 22 3065 2322, 91 22 6181 3322
Conference ID:	375#
Web-cast	More details will be provided through our website, www.drreddys.com

Transcript of the event will be available at www.drreddys.com. Playback will be available for a few days.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastro-intestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia and other CIS countries. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganisation , including related integration issues.

The company assumes no obligation to update any information contained herein.